                                                                     EXHIBIT 1.4






                              Financial Statements

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                              Financial Statements

                     Years ended December 31, 1999 and 1998



                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Balance Sheets.................................................................2
Statements of Operations.......................................................3
Statements of Stockholders' Equity (Deficit)...................................4
Statements of Cash Flows.......................................................6
Notes to Financial Statements..................................................8

                         Report of Independent Auditors


The Board of Directors and Shareholders
High Speed Net Solutions, Inc.

We have audited the accompanying balance sheets of High Speed Net Solutions, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998 and for the period from January 2, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Speed Net Solutions, Inc. (a development stage company) at December 31, 1999 and 1998 and the results of its operations and its cash flows, for the years ended December 31, 1999 and 1998 and for the period from January 2, 1998 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that High Speed Net Solutions, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and will require additional capital in 2000 to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                                          /s/ Ernst & Young LLP

February 15, 2000, except for Note 12, as to which date is April 24, 2000 Raleigh, North Carolina

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                                 Balance Sheets

                                                                                     DECEMBER 31
                                                                                1998              1999
                                                                            -----------       ------------
                                                                             (Restated)        (Restated)
ASSETS
Current assets:
   Cash and cash equivalents                                                $    18,609       $    248,740
   Accounts receivable                                                            7,559                 --
                                                                            -----------       ------------
Total current assets                                                             26,168            248,740

Furniture and equipment, net                                                         --              3,720
Investment in common stock of related party                                          --          1,894,127
Prepaid royalties                                                                    --          4,528,125
                                                                            -----------       ------------
Total assets                                                                $    26,168       $  6,674,712
                                                                            ===========       ============


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Payables to related parties                                                 $   295,558       $    589,815
Accounts payable and accrued expenses                                             8,457             99,876
Loss contingency accrual                                                             --            800,000
                                                                            -----------       ------------
Total current liabilities                                                       304,015          1,489,691

Stockholders' equity (deficit):
   Preferred Stock, $0.001 par value; 5,000,000 shares authorized,
     no shares issued and outstanding                                                --                 --
   Common stock, $.001 par value, authorized 50,000,000 shares; issued
     and outstanding 16,651,700 and 21,112,149 shares                            16,652             21,112
   Additional paid-in capital                                                 1,642,816         17,272,770
   Deficit accumulated during the development stage                          (1,709,696)       (11,881,242)
   Treasury stock, at cost (38,500 shares)                                     (227,619)          (227,619)
                                                                            -----------       ------------
Total stockholders' equity (deficit)                                           (277,847)         5,185,021
                                                                            -----------       ------------
                                                                            $    26,168       $  6,674,712
                                                                            ===========       ============


See accompanying notes.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                            Statements of Operations

                                                                                        PERIOD FROM
                                                                                      JANUARY 2, 1998
                                                                                       (INCEPTION) TO
                                                       YEAR ENDED DECEMBER 31           DECEMBER 31
                                                      1998              1999                1999
                                                  ------------       ------------       ------------
                                                   (Restated)         (Restated)         (Restated)
Selling, general and administrative expenses      $    374,841       $  7,515,797       $  7,890,638
Interest expense                                            --          2,655,749          2,655,749
                                                  ------------       ------------       ------------
Loss from continuing operations                       (374,841)       (10,171,546)       (10,546,387)
Loss from discontinued operations                   (1,334,855)                --         (1,334,855)
                                                  ------------       ------------       ------------
Net loss                                          $ (1,709,696)      $(10,171,546)      $(11,881,242)
                                                  ============       ============       ============

Per share amounts (basic and diluted):
   Loss from continuing operations                $      (0.03)      $      (0.53)      $      (0.74)
                                                  ============       ============       ============
   Loss from discontinued operations              $      (0.11)      $         --       $      (0.09)
                                                  ============       ============       ============
Net loss                                          $      (0.14)      $      (0.53)      $      (0.83)
                                                  ============       ============       ============

Weighted average shares outstanding                 11,898,867         19,080,492         14,324,778
                                                  ============       ============       ============


See accompanying notes.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                  Statements of Stockholders' Equity (Deficit)

                                                                      DATE OF                  COMMON STOCK
                                                                    TRANSACTION            SHARES        PAR VALUE
                                                                   --------------      ------------      ---------
Balance at January 2, 1998 (inception) reflecting the
   recapitalization of the Company                                                        9,325,000       $  9,325
Founders shares issued for no consideration                        Jan. 1998                    100             --
Shareholders capital contributions                                 June-July 1998                --             --
Common Stock issued to acquire net assets of Marketers World,
   Inc                                                             Aug. 1998              1,000,000          1,000
Common stock sold for cash at $0.08 per share                      Sept. 1998             3,766,600          3,767
Common stock issued for payment of debt to a shareholder
   $0.10 per share                                                 Sept. 1998             1,550,000          1,550
Treasury stock acquired for cash                                                                 --             --
Common stock issued for licensing rights at $0.10 per share
   (Note 5)                                                        Sept. 1998               775,000            775
Common stock issued for services at $0.10 per (Note 8)             Sept. 1998               765,000            765
Net loss for the year ended December 31, 1998                                                    --             --
Cancellation of compensatory stock                                 Sept. 1998              (530,000)          (530)
                                                                                       ------------       --------
Balance at December 31, 1998 (Restated)                                                  16,651,700         16,652
Compensation expense related to grant of stock option to
   purchase 1,000,000 shares at no exercise price (Note 8)         Feb. 1999                     --             --
Common stock sold for cash at $1.08 per share                      March 1999               118,188            118
Common stock sold for cash at $1.00 per share                      April 1999               220,000            220
Compensation expense related to grant of options to purchase
   825,000 shares at $.01 per share (Note 8)                       May 1999                      --             --
Common stock issued for investment in related party at             May 1999                 795,001            795
   $2.25 per share (Note 8)
Common stock issued for services at $1.53 per share (Note 8)       July 1999                 85,500             85
Common stock issued for advance royalty payment at $1.52 per
   share (Note 4)                                                  July 1999              1,500,000          1,500
Common stock issued in exchange for convertible debentures at
   $0.55 per share                                                 Aug. 1999              4,852,860          4,853
Beneficial conversion feature related to convertible debt          Aug. 1999                     --             --
(Note 6)
Common stock canceled in connection with merger between High
   Speed Net Solutions, Inc. and Marketers World, Inc. in
   August 1998 (Note 8)                                            Aug. 1999             (5,161,100)        (5,161)
Cancellation of compensatory stock                                 Aug. 1999                (25,000)           (25)
Stock option exercises                                             Aug. 1999              1,825,000          1,825
Common stock issued in conjunction with subscription
   agreement, 250,000 shares at $1.00 per share (Note 8)           Aug. 1999                250,000            250
Compensation expense related to grant of option to purchase
   240,000 shares at $.01 per share (Note 8)                       Sept. 1999                    --             --
Net loss for the year ended December 31, 1999                                                    --             --
                                                                                       ------------       --------
Balance at December 31, 1999 (Restated)                                                  21,112,149       $ 21,112
                                                                                       ============       ========

                      DEFICIT
                    ACCUMULATED
                    DURING THE
    PAID-IN         DEVELOPMENT       TREASURY
    CAPITAL            STAGE            STOCK             TOTAL
-------------      ------------      ------------      -----------
 $     (9,325)      $        --       $       --       $        --
           --                --               --                --
    1,091,648                --               --         1,091,648

       (1,000)               --               --                --
      313,233                --               --           317,000

      148,270                --               --           149,820
           --                --         (227,619)         (227,619)

       76,725                --               --            77,500
       75,735                --               --            76,500
           --        (1,709,696)              --        (1,709,696)
      (52,470)               --               --           (53,000)
-------------      ------------      ------------      -----------
    1,642,816        (1,709,696)        (227,619)         (277,847)

    2,000,000                --               --         2,000,000
      127,382                --               --           127,500
      219,780                --               --           220,000

    1,640,000                --               --         1,640,000
    1,791,332                --               --         1,792,127

      130,729                --               --           130,814

    2,276,625                --               --         2,278,125

    2,650,896                --               --         2,655,749
    2,655,749                --               --         2,655,749



        5,161                --               --                --
      (38,225)               --               --           (38,250)
       (1,825)               --               --                --

    1,094,750                --               --         1,095,000

    1,077,600                --               --         1,077,600
            -       (10,171,546)              --       (10,171,546)
-------------      ------------      ------------      -----------
$  17,272,770      $(11,881,242)     $   (227,619)     $ 5,185,021
=============      ============      ============      ===========


See accompanying notes.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                            Statements of Cash Flows

                                                                                                            PERIOD FROM
                                                                                                          JANUARY 2, 1998
                                                                                                          (INCEPTION) TO
                                                                          YEAR ENDED DECEMBER 31            DECEMBER 31
                                                                          1998               1999               1999
                                                                      -----------       ------------       ------------
                                                                       (Restated)        (Restated)          (Restated)
OPERATING ACTIVITIES
Loss from continuing operations                                       $  (374,841)      $(10,171,546)      $(10,546,387)
Adjustments to reconcile net loss to net cash used in
  operating activities:
     Loss on disposal of equipment                                        105,748                 --            105,748
     Non cash compensation and consulting charges relating to
       stock awards and stock subscriptions                                    --          5,698,038          5,698,038
     Depreciation and amortization                                         21,900                332             22,232
     Common stock issued for services                                      23,500             92,564            116,064
     Interest expense relating to beneficial conversion feature
       of convertible debt                                                     --          2,655,749          2,655,749
     Changes in operating assets and liabilities:
       Prepaid royalties                                                       --            (60,000)           (60,000)
       Accounts receivable                                                 (7,559)             7,559                 --
       Accounts payable and accrued expenses                                8,457             91,419             99,876
       Loss contingency                                                        --            800,000            800,000
                                                                      -----------       ------------       ------------
Net cash used in operating activities from continuing operations
                                                                         (291,685)          (885,885)        (1,177,570)
Net cash used in discontinued operations                               (1,334,855)                --         (1,334,855)
                                                                      -----------       ------------       ------------
Total net cash used in operating activities                            (1,557,650)          (885,885)        (2,443,535)

INVESTING ACTIVITIES
Capital expenditures                                                      (50,148)            (4,052)           (54,200)
Cash investment in related party                                               --           (102,000)          (102,000)
                                                                      -----------       ------------       ------------
Net cash used in investing activities                                     (50,148)          (106,052)          (156,200)

FINANCING ACTIVITIES
Proceeds from sale of common stock                                        317,000            242,062            559,062
Shareholder capital contributions                                       1,091,648                 --          1,091,648
Advances from stockholders                                                445,378            430,852            876,230
Repayments to stockholders                                                     --             (9,486)            (9,486)
Proceeds from issuance of convertible debentures                               --            558,640            558,640
Purchase of treasury stock                                               (227,619)                --           (227,619)
                                                                      -----------       ------------       ------------
Net cash provided by financing activities                               1,626,407          1,222,068          2,848,475
                                                                      -----------       ------------       ------------
Net increase in cash and cash equivalents                                  18,609            230,131            248,740
Cash and cash equivalents at beginning of year                                 --             18,609                 --
                                                                      -----------       ------------       ------------
Cash and cash equivalents at end of year                              $    18,609       $    248,740       $    248,740
                                                                      ===========       ============       ============

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                      Statements of Cash Flows (continued)

                                                                                                     PERIOD FROM
                                                                                                    JANUARY 2, 1998
                                                                                                    (INCEPTION) TO
                                                                        YEAR ENDED DECEMBER 31        DECEMBER 31
                                                                          1998           1999            1999
                                                                       ---------      ----------      ----------

NONCASH INVESTING AND FINANCING ACTIVITIES

Common shares issued for investment in related party                   $      --      $1,792,127      $1,792,127
                                                                       =========      ==========      ==========
Common stock issued in exchange for convertible debentures             $      --      $2,665,749      $2,665,749
                                                                       =========      ==========      ==========
Common stock issued for prepaid royalties                              $      --      $2,278,125      $2,278,125
                                                                       =========      ==========      ==========
Debentures issued for shareholder advances on behalf of company        $      --      $2,097,109      $2,097,109
                                                                       =========      ==========      ==========
Common stock issued for payment of debt to stockholder                 $ 149,820      $       --      $  149,000
                                                                       =========      ==========      ==========
Common stock issued for stockholder advances on behalf of Company      $      --      $  220,000      $  220,000
                                                                       =========      ==========      ==========



See accompanying notes.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


                                DECEMBER 31, 1999

1. BUSINESS, ORGANIZATION AND DEVELOPMENT STAGE COMPANY

High Speed Net Solutions, Inc. ("the Company" or "HSNS") was incorporated in 1984 and was inactive until it merged with Marketers World, Inc. ("MWI") on August 24, 1998. Prior to the merger, HSNS was a non-operating public shell and MWI was a private operating company. In legal form, this merger was effected by HSNS issuing its shares in exchange for the net assets of MWI. Total outstanding shares of HSNS common stock subsequent to the merger were 10,275,000, which consisted of the 1,000,000 shares outstanding prior to the merger and the 9,275,000 shares issued to acquire the net assets of MWI. At the time of the merger, HSNS had no assets or liabilities, and accordingly, the transaction was accounted for as a recapitalization of HSNS, and the outstanding shares are recorded accordingly.

MWI was incorporated in January 1998 and its planned principal operations were to lease computer systems to businesses and to distribute Internet oriented products and perform related services. For the period prior to August 24, 1998 the historical amounts are those of MWI. During 1998, MWI was not able to execute its planned activities, other than the sale of pilot products and services, and consequently ceased all operating activities in December 1998. MWI was subsequently legally dissolved in September 1999. Accordingly, the operating results of MWI have been presented as discontinued operations for the year ended December 31, 1998. Revenues of MWI during the year ended December 31, 1998 were approximately $1,335,300, and the loss totaled $1,334,855. As of December 31, 1998, the Company had completed its disposal of the discontinued operations of MWI. There were no remaining assets or liabilities related to MWI at December 31, 1998. Results for the year ended December 31, 1999 represent solely the activity of HSNS which primarily related to raising capital and establishing strategic relationships. Since the Company has not yet commenced its planned principal operations and since MWI also never commenced its planned principal operations, the accompanying financial statements are presented as those of a development stage company.

In 1984, the Company was incorporated under the name EMN Enterprises, Inc. The Company was inactive from the time of its incorporation in 1984 until the time of the MWI transaction in 1998. In September 1998, in conjunction with the MWI merger, the Company changed its name to ZZAP.NET, Inc. and in January 1999 the name changed to High Speed Net Solutions, Inc.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


1. BUSINESS, ORGANIZATION AND DEVELOPMENT STAGE COMPANY (CONTINUED)

In August 1999, Summus Ltd. ("Summus") acquired 51% of the outstanding common stock of the Company. Subsequently, Summus sold certain of the shares it acquired and at December 31, 1999, Summus owned 40.7% of the Company's outstanding common stock. The Company's operating and business strategy is dependent on the development of Summus' technology and products under the terms of various agreements between both parties. Summus is developing media compression and delivery software that the Company intends to use to deliver its services to its customers.

2. BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the basis that High Speed Net Solutions, Inc. will continue as a going concern. The Company has incurred operating losses since inception and has experienced negative cash flows and expects these losses and negative cash flow to continue into the foreseeable future. The Company's ability to continue operations as a going concern is predicated on its ability to continue to raise capital, including significant new capital in 2000, the successful completion of its operational plan and, ultimately, upon achieving profitable operations.

The accompanying financial statements have been restated to reflect the write-off of previously capitalized licensing rights at December 31, 1998 as part of the loss on discontinued operations for that year and to remove the related amortization expense previously associated with those capitalized licensing rights from the 1999 statement of operations. The effect of these changes was to reduce assets and increase the loss from discontinued operations in 1998 by $68,890 and to reduce selling, general and administrative expenses by $25,830 in 1999.

3. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EQUIPMENT AND FURNITURE

Equipment and furniture is stated at cost. Depreciation, as recorded by MWI, was computed using the straight-line method over the estimated useful lives of the assets beginning when assets were placed in service. Depreciation expense amounted to $13,290 for the year ended

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 31, 1998. Based on the discontinuance of MWI's operations in 1998, along with no future alternative use, the net book value of MWI's equipment and furniture at December 31, 1998, totaling $36,858, was written off.

PREPAID ROYALTIES

Prepaid royalties represent prepayments made to Summus under various agreements further described in Note 4. As future revenues from services subject to the provisions of these agreements are earned, the prepaid royalties will be charged to royalty expense. Credits earned under the SLA (see description in Note 4) will be applied directly to reduce the prepaid balances and the remaining amount will be amortized over the term of the agreements.

Management will assess, on a going forward basis, the need for any impairment charges related to the realization of these amounts.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts and highly liquid investments with an original maturity of three months or less when purchased.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with APB 25, the Company has valued employee stock awards and stock issued to employees for services performed based on the traded value of the Company's common stock, or its estimated fair value prior to it becoming traded, at the measurement date of the stock options and awards.

INCOME TAXES

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (See Note 10).

LOSS PER SHARE

Loss per share has been calculated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share." The Company has potential common stock equivalents

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

related to its outstanding stock options. These potential common stock equivalents were not included in loss per share for all periods because the effect would have been antidilutive.

INVESTMENT IN COMMON STOCK OF RELATED PARTY

Investment in common stock of related party represents the Company's 14.0% ownership interest in Summus (see Note 8). The Company accounts for its investment in Summus using the cost method. Under this method, the investment is recorded at its historical cost. Although the market value of this investment is not readily determinable, management believes its fair value is not less than its carrying amount.

REVENUE RECOGNITION

Revenue was recognized by MWI when products were shipped and services were performed. Operating activity for MWI has been presented as discontinued operations for the year ended December 31, 1998. To date, no revenues have been generated by HSNS. On a prospective basis, the Company expects to generate revenue from the sale of services such as design and execution of email marketing campaigns and advertising design. Revenue from such services will include upfront fees and a fee based on the number of emails delivered. Revenue will be recognized when each campaign is completed and there are no significant remaining obligations, and collection of the fee is probable. Advertising design revenues will be recognized at the time the services are rendered based upon the terms of individual contracts.

The Company is entitled to receive a percentage of revenues Summus earns from third party licenses of its products for rich media distribution as well as revenue sharing with respect to sales to a potential customer (See Note 4).

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, The Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on operations or the financial position of the Company.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

MWI expensed advertising costs as incurred. Advertising expense was approximately $128,000 for the year ended December 31, 1998. To date, High Speed Net Solutions has not incurred any advertising expense.

4. PREPAID ROYALTIES

In February 1999, the Company entered into a Marketing and Licensing Agreement ("MLA") with Summus. As consideration for this agreement, the Company prepaid royalty payments to Summus. The amount of prepaid royalties consists of cash payments of $2,250,000 ($2,190,000 of which was made by a stockholder on behalf of the Company) and the issuance of 1,500,000 shares of the Company's common stock valued at $2,278,125, for a total aggregate value of $4,528,125. The value assigned to the 1,500,000 common shares was based on the traded value of the Company's common stock on the date of the transaction. This amount is presented as a non-current asset in the accompanying balance sheet as of December 31, 1999.

The Shareholder of the Company who made the cash payments to Summus on behalf of the Company controlled a trust which owned 8.2% of Summus Technologies, Inc. On August 16, 1999, Summus Technologies, Inc. and Summus, Ltd. merged (see note 8). The Company recorded a payable to the shareholder which was subsequently offset by debentures issued to the shareholder (see Note 6).

In January 2000, the Company and Summus entered into a Master Agreement, which includes a Software License Agreement ("SLA"), a Software Maintenance Agreement ("SMA") and an Agency and a Revenue Sharing Agreement ("RSA") (collectively with the Master License Agreement, the "New Agreements"). The New Agreements entirely replace the MLA entered in February 1999.

The SLA gives the Company the right to license Summus' current and future products for digital content management solutions for rich media distribution. Additionally, the SLA gives the Company non-exclusive rights to distribute wavelet encoded content over the Internet or over private network environments for the purposes of advertising or content delivery. The Company will be credited for the $1.0 million upfront license fee due under the SLA from the prepayments made under the MLA. Upon commencement of the SLA, this $ 1.0 million will be amortized on a straight-line basis over the six-year term of the SLA. The remaining amount of the Prepaid Royalties will be charged to royalty expense on a systematic basis, as revenues are earned, over the term of the agreement. The Company is also required to make ongoing payments equal to 10% of revenues generated from use of the Summus' products, as defined in the agreement. The

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


4. PREPAID ROYALTIES (CONTINUED)

Company was granted a $1.0 million credit, from the prepayments made under the MLA, for such payments. The Company has been granted other rights under the SLA which are defined in the agreement. The SLA has a term of six years.

The RSA entitles the Company to receive 20% of all revenues that Summus receives from third party licenses of its products for rich media distribution. For all customers that the Company refers to Summus for technology licensing, consulting or other product or services sales, the Company will receive 15% of the first year revenue earned by Summus. The RSA also provides for revenue sharing with respect to sales to a potential customer by either the Company or Summus. Revenue earned from this customer in the first two years by either the Company or Summus will be shared equally between both parties. Beginning in the third year, 40% of revenue earned by the Company will be remitted to Summus decreasing to 20% in the final two years. Conversely, 40% of revenue earned by Summus in the third year and 20% of revenue earned by Summus in years four, five and six will be shared with the Company.

Under the new agreements discussed above, the Company is required to make annual payments to Summus for approximately $ 180,000 in return for software maintenance and upgrades. The payment for the first year beginning February 2000 has been waived. The Company will recognize the aggregate amount of the annual fees on a straight-line basis over the entire six-year term of the agreements.

5. LICENSING RIGHTS

In September 1998, the Company issued 775,000 shares of its common stock, valued at $77,500 for all of the issued and outstanding common stock of Brad Richdale Direct, Inc. ("BRD"). The primary purpose of this transaction was to obtain certain licensing and marketing rights held by BRD for certain products to be developed by Summus. Since BRD had nominal assets and operations, this transaction was accounted for as an acquisition of licensing rights, rather than as a business combination. The value of this transaction was based on recent transactions in the Company's common stock on the date of the transaction. The products to be delivered by Summus under these licensing rights were to be used in the planned operations of MWI. Since these products were not completed by the end of 1998 and in connection with the discontinuance of MWI operations, the Company abandoned its rights to these yet-to-be delivered products. Accordingly the net book value of these costs of $68,890 was written off at December 31, 1998 and is included as part of the loss on discontinued operations.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


6. CONVERTIBLE DEBENTURES

During 1999, the Company issued $2,655,749 in convertible debentures (the "debentures") to officers, stockholders and third parties. These debentures were issued in exchange for both cash of $558,640 and in partial satisfaction of advances of $2,097,109 from a stockholder of the Company. The remaining amounts owed to the stockholder are included in Payables to Related Parties in the Company's balance sheet. The debentures were convertible into the Company's common stock at conversion prices ranging from $0.25 to $1.33 per share (all of which were substantially "in-the-money" at date of issuance).

Shortly after the issuance of the debentures, the debenture holders exercised the conversion feature and converted all outstanding debentures into 4,852,860 shares of the Company's common stock. The debentures were convertible at the date of issuance. Since the conversion price of the debentures was below the fair market value of the common stock, the Company recorded a $2,655,749 beneficial conversion feature as debt discount and additional paid-in-capital on the date the debentures were issued. The resulting interest expense was immediately recognized because the debentures were convertible upon issuance.

As of December 31, 1999, all debentures had been converted.

7. RELATED PARTY TRANSACTIONS

As of December 31, 1999 Summus holds a 40.7% ownership interest in the Company. The Company's operating and business strategy is dependent on the development of Summus' technology and products under the New Agreements. Summus is developing media compression and delivery software that the Company has rights to use to deliver services to its customers under its various agreements with Summus.

During 1999, Summus funded certain expenses of the Company. For the year ended December 31, 1999, Summus paid $154,000 of operating expenses on behalf of the Company. This amount is owed to Summus and is included in Payables to Related Parties in the accompanying balance sheet at December 31, 1999.

Payables to related parties, also includes advances made to the Company from a former majority shareholder during 1998 and 1999. These amounts are unsecured and are payable on demand.

8. STOCKHOLDERS' EQUITY

On June 20, 1998, the Company amended its articles of incorporation to increase the number of authorized shares of its $.001 par value common stock to 50,000,000 and to effect a 200 for one stock split thereby increasing its issued and outstanding shares to 1,000,000. The Company has

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. STOCKHOLDERS' EQUITY (CONTINUED)

5,000,000 authorized shares of $.001 par value preferred stock. No preferred shares have ever been issued and outstanding as of December 31, 1999.

During the year ended December 31, 1998 the Company issued 765,000 shares of its stock to employees for services rendered. These shares were valued at $76,500 based on the estimated fair value of the common stock, as determined by a recent sale of the Company's common stock. At that time, the Company's common stock was not publicly traded. During the year ended December 31, 1999, the Company issued 85,500 shares of common stock to employees for services rendered. These shares were valued at $130,814 based on the traded value of the common stock.

During 1998, the Company acquired 38,500 shares of its common stock for $227,619 in cash and currently holds these shares as treasury stock.

In August 1999, the Company issued 795,001 shares of its common stock valued at $1,792,127, along with a cash payment of $102,000, to acquire 1,000,182 shares of common stock, or 19%, of Summus Technologies Inc. The value assigned to these shares was based on the traded value of the Company's common stock. Subsequently, Summus Technologies, Inc. and Summus Ltd. merged. Summus Ltd. was the surviving entity. The Company's ownership in Summus Ltd. after the merger was 16.7% and as of December 31, 1999 is 14.0%. The Company's shares of Summus Ltd. are subject to a shareholder agreement, which restricts the Company's ability to transfer or sell its shares without first granting Summus Ltd. the opportunity to purchase them.

In August 1999, former management of the Company entered into a stock subscription agreement with a related party. The agreement provided for the Company to sell 250,000 shares of its common stock for $1.00 per share. Since the subscription price was below the fair market value of the underlying stock on the date of the agreement, $845,000 of expense related to this transaction has been charged to the statement of operations in 1999.

Stock Options

During 1999, the Company granted to certain employees and directors 2,520,000 stock options that had exercise prices below the fair value of the underlying common stock. Compensation expense of $4,717,600 has been recognized based upon the difference between the exercise price and the traded value of the common stock on the date of grant. These options vested immediately upon issuance and 1,825,000 of these options were exercised during 1999. Unexercised options expire between 5 and 10 years from date of grant.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. STOCKHOLDERS' EQUITY (CONTINUED)

In connection with a 200,000 stock option grant, the optionee received protection from potential dilution resulting from future issuances of the Company's securities, as defined. The maximum number of common shares issuable under this agreement is 400,000.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123; "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for its stock-based awards.

A summary of the Company's stock option activity is as follows:
                                                                 WEIGHTED
                                                                 AVERAGE
                                                                 EXERCISE
                                              SHARES              PRICE
                                             ----------          --------

Outstanding - December 31, 1998                      --          $     --
   Granted                                    2,520,000              1.21
   Exercised                                 (1,825,000)             0.06
                                             ----------          --------
Outstanding - December 31, 1999                 695,000              2.29
                                             ==========          ========

The following table summarizes information about stock options outstanding at December 31, 1999:

                        OPTIONS OUTSTANDING
------------------------------------------------------------------------
    RANGE OF            NUMBER      WEIGHTED AVERAGE    WEIGHTED AVERAGE
EXERCISE PRICES      OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
----------------     -----------    ----------------    ----------------

$    .01                240,000          5 years           $   .01
    2.00 - 4.38         295,000        6.9 years              3.45
   10.00 - 13.00        160,000          7 years             13.00
                     -----------
                        695,000        6.4 years              5.70
                     ===========

                            OPTIONS EXERCISABLE
                     -------------------------------
   RANGE OF              NUMBER     WEIGHTED AVERAGE
EXERCISE PRICES      EXERCISABLE    EXERCISE PRICE
----------------     -----------    ----------------

$    .01                240,000         $   .01
    2.00 - 4.38         165,000            4.00
   10.00 - 13.00             --              --
                     -----------
                        405,000            1.18
                     ===========

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. STOCKHOLDERS' EQUITY (CONTINUED)

In accordance with SFAS 123, the fair value of each option grant was determined by using the Black-Scholes option pricing model with the following weighted average assumptions for the twelve month period ended December 31, 1999: dividend yield of 0%; volatility of 2.054; risk free interest rate of 4.25% and expected option lives of 5 years. The weighted average fair value at the date of grant was $2.29 per option. Had the compensation expense for the Company's stock options been determined based on the fair value at the date of grant consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have been $13.5 million and $.71 for the twelve months ended December 31, 1999.

During August 1999, the Company negotiated and Board of Directors approved the cancellation of 5,161,100 shares of its common stock which were originally issued in connection with the merger between the Company and MWI. This cancellation was a result of MWI ceasing its operations in 1998. Both the majority holder of these shares and the Company agreed that the initial purchase price was over valued and accordingly, the shares were voluntary returned to the Company and the Company then canceled the shares. Since no value was ascribed to the initial shares issued in connection with the MWI merger, no value was ascribed to the subsequent cancellation. Also during 1999, the Company executed the cancellation of 555,000 shares of its common stock, 530,000 of which were originally issued in 1998 and 25,000 issued in 1999 for services rendered by an employee for a total value of $91,250. During 1999, it was determined that these services had not been performed satisfactorily and therefore the common stock was voluntarily returned to the Company and canceled.

9. LEASES

During 1999, the Company established it headquarters in Raleigh, North Carolina and entered into a noncancelable lease for office space and certain office equipment. Rent expense incurred during the twelve months ended December 31, 1999 was $11,375.

The following is a schedule of future minimum lease payments for operating leases:

             2000                          $   32,973
             2001                              32,973
             2002                              32,973
             2003                              32,973
             2004                              32,973
                                           ----------
                                           $  164,865
                                           ==========

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


9. LEASES (CONTINUED)

During 1998, MWI leased its office facility and certain office equipment under noncancelable operating leases, all which were terminated in 1998. Total rent expense incurred in 1998 by MWI was approximately $40,000.

10. INCOME TAXES

No provision for income taxes has been recorded during the current year due to the Company's significant losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                DECEMBER 31         DECEMBER 31
                                                   1998                1999
                                                -----------         -----------

Deferred tax assets:
   Net operating loss carryforwards             $    57,000         $   224,000
   Start-up expenses                                134,000             100,500
   Related party expenses                           178,000             234,000
   Other deductible temporary differences            79,000              79,000
                                                -----------         -----------
Total deferred tax assets                           448,000             637,500
Deferred tax asset valuation allowance             (448,000)           (637,500)
                                                -----------         -----------
Net deferred taxes                              $        --         $        --
                                                ===========         ===========

Management has determined that a 100% valuation allowance for existing deferred tax assets is appropriate given uncertainty regarding the ultimate realization of any such assets.

At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $560,000 for income tax purposes. The tax benefit of these carryforwards are reflected in the above table of deferred tax assets. If not used, these carryforwards begin to expire in 2018 for federal tax purposes and in 2003 for state tax purposes. U. S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation could reduce the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


11. COMMITMENTS

In December 1999, the Company entered into a consulting agreement whereby the consulting firm received options rights to purchase, up to 200,000 shares of the Company's common stock at an exercise price of $10.00 per share. The options vest and become exercisable in increments of 50,000 shares based on the achievement of certain levels of revenue earned by the Company. As of December 31, 1999, no options were vested under this agreement. These options will be accounted for under the provisions of FAS 123.

In October 1999, the Company entered into a consulting agreement whereby the consultant will receive the rights to purchase 2,000 shares of the Company's common stock based on the achievement of revenue, as defined, from a potential customer of the Company and Summus. The Company is also obligated to pay the consultant 4% of all revenue the Company earns from this potential customer. As revenues earned from this potential customer increase, the consultant has the right to proportionally receive more shares based on the higher levels of revenues earned. As of December 31, 1999, no amounts have been earned under this agreement. As options are granted, they will be accounted for under the provisions of FAS 123.

All non-employee and non-director stock option grants will be valued on the appropriate measurement date using the Black Scholes option-pricing model. The weighted average assumptions to be used in this option-pricing model include the dividend yield, volatility, risk free interest rate and the expected option life.

12. SUBSEQUENT EVENTS

In January 2000, a former shareholder of Summus Technologies, Inc., who received 350,000 shares of HSNS common stock and $100,000 in cash in exchange for his shares of Summus Technologies, Inc. stock (see Note 8) has filed a lawsuit against the Company seeking damages of $13.3 million resulting from the Company's alleged failure to register such shares under the Securities Act of 1933 (the "Act"). Under an agreement between the former shareholder and the Company, the Company is required to issue and include in a registration statement under the Act additional 25,000 shares of the Company's common stock for each additional month that passes subsequent to the Company's initial deadline date to register the 350,000 shares. Management is attempting to settle this matter out-of-court. The Company as accrued $800,000 for settlement of this matter, representing management's best estimate of the ultimate outcome. However, the ultimate exposure could be more or less, depending on the outcome of settlement discussions the length of time that passes prior to the effectiveness of a registration statement covering shares of the Company held by the plaintiff and the ultimate value of the Company's shares on the date of settlement. Because the matter is expected to be resolved by issuing additional shares, the

                         High Speed Net Solutions, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


12. SUBSEQUENT EVENTS (CONTINUED)

ultimate outcome is not expected to have an adverse impact on the Company's liquidity or cash flow.

On April 24, 2000, the Company acquired 100% of the issued and outstanding shares of common stock of JSJ Capital Corp., a Nevada Corporation ("JSJ"), in exchange for 50,000 shares of 144 restricted common stock of the Company. As a result of HSNS's 100% ownership of JSJ, the Board of Directors of HSNS approved the merger of JSJ into HSNS whereby HSNS will be the surviving corporation. The acquisition was accounted for as an issuance of HSNS common stock in exchange for the net monetary assets of JSJ, accompanied by a recapitalization.

The 50,000 shares issued by the Company in connection with the acquisition of JSJ are considered a nominal issuance to effect the acquisition. All shares and per share data presented herein have been restated to reflect the issuance of these shares. The pro forma impact of the JSJ acquisition is a $400,000 charge to retained earnings on the Company's balance sheet, representing cash legal fees paid in excess of the net assets acquired.
This charge was recognized in earnings upon consummation of the acquisition.

Subsequent to year-end, the Company entered into a settlement agreement with William Dunavant and Michael Cimino to resolve a litigation suit filed in Florida. The settlement agreement provides, among other things, that the Company register 350,000 shares of common stock with the Securities and Exchange Commission.